genetic technologies

ASX ANNOUNCEMENT

23 November, 2017

Results from 2017 Annual General Meeting

Melbourne, Australia; 23 November 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company") advises that the 2017 Annual General Meeting of shareholders was held at 10.30 am today (Melbourne time).

At the commencement of the meeting, the Chairman advised that resolution 3, Renewal of the Employee Option Plan had been withdrawn as a result of the proxy votes received. As resolution 4, the issue of options to Mr Eutillio Buccilli under the Employee Option Plan was subject to the passing of resolution 3, this resolution was also withdrawn.

In accordance with Listing Rule 3.13.2 and section 251AA of the *Corporations Act 2001(Cth)*, details of the proxies received in respect of each resolution put to shareholders are set out in **Table 1** to this announcement. The three (3) resolutions that were put before the shareholders were passed on a show of hands.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli
Executive Director & Chief Executive Officer
Genetic Technologies Limited
+ 61 3 8412 7050

Jason Wong (USA))
Blueprint Life Science Group
+1 (415) 375 3340, Ext. 4

About Genetic Technologies Limited
Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus* is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGen*plus*, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Genetic Technologies Limited • Website: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040

Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

genetic technologies

Table 1 - Proxy results for 2017 Annual General Meeting

Description of Resolution	Manner in which the securityholder directed the proxy vote Votes For	Votes Against	Votes Discretionary Chairman *	Votes Discretionary Other	Votes Abstain
Consideration of financial statements	NO VOTE REQUIRED				
1. Adoption of Remuneration Report Numbers of votes received Percentage of votes cast	110,395,552 78.9%	28,507,900 20.4%	923,819 0.7%	79,035 0.0%	13,333,700
2. Re-election of Dr Paul A. Kasian Numbers of votes received Percentage of votes cast	139,486,429 83.3%	26,934,811 16.1%	923,819 0.6%	79,035 0.0%	141,175
3. Renewal of Employee Option Plan Numbers of votes received Percentage of votes cast	Resolution Withdrawn				
4. Issue of options to Mr. Eutillio Buccilli under the Employee Option Plan Numbers of votes received Percentage of votes cast	Resolution Withdrawn				
5 Approval of increased placement facility Numbers of votes received Percentage of votes cast	137,628,381 82.1%	29,065,569 17.3%	923,819 0.6%	79,035 0.0%	124,875

**Discretionary votes in favour of the Chair of the meeting – voted in favour of the resolution*

Note: The Company currently has a total of **2,435,282,724** ordinary shares on issue and **2,912** registered shareholders.

Genetic Technologies Limited • **Website**: www.gtglabs.com • **Email**: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • **Fax** +61 3 8412 7040